UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Snowball Finance, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 25, 2018

Physical address of issuer
2150 North 1st Street , Suite #407, San Jose, CA, 95131

Website of issuer
http://snowball.money

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
July 23, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$101,275	$116,640
Cash & Cash Equivalents	$69,404	$86,640
Accounts Receivable	$0	$0
Short-term Debt	$105,831	$10,759
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Operating Expenses	$658,439	$324,403
Taxes Paid	$0	$0
Net Income	$(670,439)	$(324,403)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Parul Gujral

_____

(Signature)

Parul Gujral

_____

(Name)

Chief Executive Officer

_____

(Title)

May 8, 2020

_____

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Parul Gujral

_____

(Signature)

Parul Gujral

_____

(Name)

Chief Executive Officer, Director

_____

(Title)

May 8, 2020

_____

Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

May 8, 2020

SNOWBALL FINANCE, INC.

Up to $600,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Snowball Finance, Inc. ("**Snowball**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $600,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $600,000 from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 23, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://snowball.money.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/snowball-money.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Snowball Finance, Inc. is a Delaware corporation, incorporated on May 25, 2018.

The Company is located at 2150 North 1st Street , Suite #407, San Jose, CA, 95131.

The Company's website is http://snowball.money.

The Company conducts business in the United States and in 150 countries globally.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/snowball-money and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$600,000

Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	600,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$111+
Offering deadline	July 23, 2020
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 39.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.
+ The Company reserves the right to waive the minimum investment amount per investor.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$111	$6.66	$104.34
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$600,000	$36,000	$564,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, our current assets will be sufficient to satisfy our contemplated cash requirements for the next six to seven months. Even if the Target Amount is raised in this Offering, it will have no impact on our contemplated cash requirements.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which
- we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network, including due to COVID-19; and
- Lack of demand for and market acceptance of our products and technologies.

Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has its primary place of business in the State of California but is not qualified to do business there as a foreign corporation at present.

The Company has its primary place of business in San Jose, California. However, as of the date of this Form C/A the Company has not completed its requirements to qualify as a foreign corporation in the State of California. Failure to qualify with a state could potentially lead to adverse business consequences such as failure to bring a lawsuit in the state, and additional fines, among other things. Any such steps taken by the State of California against the Company for not qualifying as a foreign corporation could result in adverse consequences for the business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Parul Gujral and Anna Olifer. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-

based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company may experience losses due to volatility of cryptocurrency industry.
Cryptocurrency is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value, but it does not have legal tender status. Cryptocurrencies are sometimes exchanged for U.S. dollars or other currencies around the world, but they are not generally backed or supported by any government or central bank. Their value is completely derived by market forces of supply and demand, and they are more volatile than traditional currencies. The value of cryptocurrency may be derived from the continued willingness of market participants to exchange fiat currency for cryptocurrency, which may result in the potential for permanent and total loss of value of a particular cryptocurrency should the market for that cryptocurrency disappear. Cryptocurrencies are not covered by either FDIC or SIPC insurance. Legislative and regulatory changes or actions at the state, federal, or international level may adversely affect the use, transfer, exchange, and value of cryptocurrency.

The greater the volatility of a particular cryptocurrency, the greater the likelihood that problems may be encountered in executing a transaction. In addition to normal market risks, the Company may experience losses due to one or more of the following: security breaches, risk of contractual breach, system failures, hardware failures, software failures, network connectivity disruptions, and data corruption.

The further development and acceptance of cryptocurrency, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrency may adversely affect an investment in the Company.
Cryptocurrency may be used, among other things, to buy and sell goods and services. The growth of the cryptocurrency industry is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry include:
- continued worldwide growth in the adoption and use of cryptocurrency;
- government and quasi-government regulation of cryptocurrency and its use, or restrictions on or regulation of access to and operation of cryptocurrency networks;
- the maintenance and development of the open-source software protocol;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
- general economic conditions and the regulatory environment relating to cryptocurrency.

A decline in the popularity or acceptance of cryptocurrency may harm the value of the Company. There is no assurance that any service providers necessary to accommodate the cryptocurrency network will continue in existence or grow. Furthermore, there is no assurance that the availability of and access to cryptocurrency service providers will not be negatively affected by government regulation or supply and demand of cryptocurrency.

Currently, there is relatively limited use of cryptocurrency in the retail and commercial marketplace in comparison to relatively extensive use by speculators, thus contributing to price volatility that could adversely affect an investment in the Company.
As relatively new products and technologies such as cryptocurrency have only recently become selectively accepted as a means of payment for goods and services by many major retail and commercial outlets, and use of cryptocurrency by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions; process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers; or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrency. Price volatility undermines cryptocurrency's role as a medium of exchange as retailers are much less likely to accept it as a form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low. A lack of expansion by cryptocurrency into retail and commercial markets, or a contraction of such use, may result in increased volatility, which could adversely impact an investment in the Company.

The SEC issued a Report of Investigation concluding that virtual coins, tokens or other digital assets may be deemed securities and subject to the federal securities laws, including registration under the Securities Act and the Investment Company Act of 1940 (the "Investment Company Act").
A Report of Investigation by the SEC during the second quarter of 2017 found that tokens offered by a virtual organization were securities and therefore subject to the federal securities laws, and further concluded that issuers of distributed ledger or Blockchain technology-based securities must register offers and sales of such securities under the Securities Act unless they are exempt from such registration. Additionally, securities exchanges providing for trading in these securities must register unless they are exempt. As a result, the Company may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and

requirements and the registration of the Company as an investment company. Such additional registration may result in extraordinary, nonrecurring expenses of the Company, thereby materially and adversely impacting the Shares. Whether a particular investment transaction involves the offer and sale of a security, regardless of the terminology or technology used, will depend on the facts and circumstances, including the economic realities of the transaction. Thus, it is uncertain how various digital assets will be classified by the SEC, and the level of regulation, if any, will be applied as a result. Further, regulation over securities exchanges in the United States may incentivize the Company to invest, and to advise its clients to invest, solely in digital assets traded on foreign exchanges.

If regulatory changes or interpretations require the regulation of cryptocurrency under the Commodity Exchange Act of 1936, as amended (the "CEA") by the U.S. Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and option markets in the United States (the "CFTC"), the Company may be required to register and comply with such regulations.
Current and future legislation, CFTC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrency is treated for classification and clearing purposes. In particular, cryptocurrency may not be excluded from the definition of "commodity future" by such future CFTC rulemaking or interpretation. As of the date of this prospectus, the Company is not aware of any rules or interpretations that have been proposed to regulate cryptocurrency as commodity futures. The Company cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law.

To the extent that cryptocurrency is deemed to fall within the definition of a commodity future pursuant to subsequent rulemaking by the CFTC, the Company may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, the Company may be required to register as a commodity pool operator. Such additional registration may result in extraordinary, nonrecurring expenses, thereby materially and adversely impacting the Shares.

The ruling of the CFTC designating bitcoin as a commodity gives authority to the CFTC to police fraudulent activities on exchanges where bitcoin is traded.
The CFTC designated bitcoin as a commodity, which makes exchange markets on which bitcoin is traded subject to enforcement action by the CFTC. Although the CFTC has suggested it is not particularly focused on pursuing such enforcement at this time, and in fact there may be some limits on its ability to do so without a specific connection to commodities derivatives markets, in the event that the CFTC does pursue such enforcement and ultimately shuts down an exchange on which cryptocurrencies in which we invest are traded, it may have a significant adverse impact on our investment portfolio.

The Company's registration with the SEC has been terminated and it cannot provide investment adviser services as of the date of this Offering. If the Company's services are deemed investment adviser services by the SEC or any of its state equivalents, the Company may be subject to various penalties and fines and may be required to cease its operations and return the investor funds.
On December 27, 2018, the Company registered with the SEC as a Registered Investment Adviser ("*RIA*") and specifically as an internet investment adviser. On January 21, 2020, the Company has terminated its RIA status by filing Form ADV-W and as of the date of this Offering the Company cannot legally provide investment adviser services. If the SEC or any of its state equivalents determine that the Company is in the business of providing investment adviser services, the Company may be subject to fines and penalties and may be required to seize its operations and return the investor funds.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and

uncertain interpretation and enforcement, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm to the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or regulations. The risk of the Company's being found in violation of any laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations.

Any action brought against the Company for violation of any laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of the laws or regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penal-ties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations.

Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities

laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of

more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Certain Purchasers will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.
Those Purchasers who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $25,000, will have the right to participate in future offerings of the Company's capital stock – these Purchasers will also have the right to have their Crowd SAFE converted to a class of the Company's capital stock upon the next qualified equity financing. These rights are not shared by all Purchasers and may cause certain Purchasers to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at time other Purchasers cannot.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business

Snowball Money is a wealth generation company that introduces the masses to this new asset class of digital assets. The Company's application(s) (the "*Snowball App*") will allow its users to access a high-yield USD denominated account in stablecoins that pays in real-time and proprietary portfolios of cryptocurrencies, including staking portfolios, risk-adjusted crypto portfolios, portfolios of tokenized gold, art, real estate, shares of early-stage startups.

Business Plan

While Snowball Money's goal is to minimize user fees, there are several opportunities for The Company to generate revenue. Snowball earns fees for in-app cryptocurrencies exchange, fiat on ramp/off ramp fees, referral fees, charges a share of staking rewards and interest earned by users from lending. Fees are contingent on the asset(s) and service of choice. In the future, Snowball Money plans to develop alternative fee structures to meet client demand (i.e. subscription fee, tiered pricing).

Additionally, Snowball is building a platform which powers the Snowball decentralized App. The platform has an open API via which institutions, wallets and other partners can access the snowball platform. Snowball will do a margin share with these platforms. Snowball has partnered with Monarch Wallet in which Monarchs 400k+ users with $600m+ assets on the Monarch wallet will be able to buy Snowball portfolios via the Monarch app.

The Company's Products and/or Services
The Company's main product is expected to be Snowball App, which is still in development. The app will allow its users to access a high-yield USD denominated account in stablecoins that pays in real-time and proprietary portfolios of cryptocurrencies, including staking portfolios, risk-adjusted crypto portfolios, portfolios of tokenized gold, art, real estate, shares of early-stage startups.

In the future, Snowball plans to release its API for wallets, institutions and other partners to provide access to the Snowball proprietary portfolios.

Eventually, Snowball Money plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets. The primary ways for users to earn will be. via generating interest via lending, staking, automated yield-optimization and investing in digital assets which have the potential to increase in value.

The Snowball intends to provide users with a simple to use mobile application with a non-custodial wallet to send, receive, and hold cryptocurrency as well as to access blockchain-based protocols. For example, Compound lending pool, which is an autonomous lending pool residing on the Ethereum blockchain that provides borrowers with the ability to borrow digital assets by posting collateral in the form of another digital asset. Since Q4 of 2018 the Compound lending pools were available to the public, however due to the specifics of transacting on the Ethereum blockchain it was mostly used by the tech-savvy early adopters.

In order to execute its business plan, the Company plans on using non-custodial blockchain infrastructure as a technology service provider delivering a unique user experience through mobile and web applications. In addition to utilizing cryptocurrencies, the Company will integrate third-party payment processors for investments with fiat currencies. Our partners hold the necessary MSB licenses to facilitate cryptocurrency trades.

The Company is planning to utilize both blockchain-based and traditional financial technologies to expand its offerings. Many countries outside of the United States, especially countries with high inflation or low interest rates could benefit from having access to high-yield opportunities through lending.

The Snowball App launched a centralized public beta available on iOS(iPhone) in 2019 and will relaunch a decentralized app on iOS and Android in 2020.

Competition
Decentralized applications that integrate blockchain-based lending pools in their wallets and aggregators of DeFi protocols are our closest competitors. Projects like Argent, Zerion, InstaDApp, Dharma, Linen app, Outlet Finance, as well as lending platforms BlockFi, Celsius, Nexo and others provide the ability to earn interest on stablecoins and cryptocurrencies for users who are familiar with cryptocurrencies.

Supply Chain
Currently, all of Snowball's development team is based in-house. The Company has no plans in outsourcing at this time.

Customer Base
We are still in the private beta testing phase for our main product. We are planning on rolling out our products and services gradually. We intend to target demographics who are accustomed to fintech platforms and cryptocurrencies. Additionally, we are planning on expanding our offerings in certain international markets. At the time of filing, there are 220,000+ people on the Snowball waitlist.

Intellectual Property
The Company the following trademark, specifically service mark, pending:

Application #	Title	Description	File Date	Grant Date	Country
88258921	IC 036. US 100 101 102. G & S: Financial services, namely, investment advisory services; providing information and investment recommendations in the field of cryptocurrencies	The color(s) blue, turquoise and white are claimed as a feature of the mark is/are claimed as a feature of the mark. The mark consists of the word SNOWBALL in blue with a series of white and turquoise concentric circles above the wording.	January 11, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company's does not have any pending or threated lawsuits.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6%	1,500	6%	36,000
Product Development	50%	12,500	50%	300,000
General & Administrative	20%	5,000	20%	120,000
Marketing	12%	3,000	12%	72,000
Legal	8%	2,000	8%	48,000
Professional services	4%	1,000	4%	24,000
Total	**100%**	**25,000**	**100%**	**600,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of the campaign and are due in advance of the closing of the campaign.

We will allocate 50% of the proceeds on the development of the Snowball SCIA platform, iOS and Android mobile applications and web application. The development costs consist of payroll to software developers, UI/UX designers, data scientists, etc. We plan to increase the development team, dependent on the amount raised, hiring the best talent in the blockchain space.

We will spend 20% of the proceeds on general and administrative expenses, which include rent payments, travel expenses, salaries of the general management, taxes and fees for intermediaries, and other business expenses.

We will utilize 12% of proceeds allocated to marketing on the conversion of our global waitlist into users of Snowball platform. The planned marketing expenses include payroll of the marketing team, payments to contractors, paid ads via various channels, marketing software subscriptions, other marketing initiatives.

The Company maintains discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Parul Gujral	CEO, Director	2018 – Present). Responsibilities: • Setting strategic goals, leading the development of the company's short- and long-term strategy. • Communicating on behalf of the company • Fundraising; • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Assessing risks to the company and ensuring they are monitored and minimized. **Engineer.ai**, Vice-President (October 2015 – March 2018). Responsibilities: • Manage Global Sales and Partnerships (Microsoft, Infosys etc.) • Hire and Manage Product Teams to ensure deliverables are met for client projects • Manage a P & L which led to 200% annual growth • Manage Marketing Teams and implement viral campaigns • Open Global Operations • Find Product Market fit for Engineer.ai's new product "Builder" via customer feedback and iteration	American Business School, Paris, BA, 2011 San Francisco State University, BS, 2011 London School of Economics Cryptocurrency & Disruption Certificate, 2018
Dan Flanagan	CTO	**Snowball** (March 2018 – Present). Responsibilities: • Develop technical aspects of the company's strategy to ensure alignment with its business goals • Discover and implement new technologies that yield competitive advantage	University of California, Los Angeles, BA 1994

		- Help departments use technology profitably - Supervise system infrastructure to ensure functionality and efficiency - Build quality assurance and data protection processes - Monitor KPIs and IT budgets to assess technological performance - Use stakeholders' feedback to inform necessary improvements and adjustments to technology Communicate technology strategy to partners and investors **Butter App** Co- Founder (Feb 2014 – now). Responsibilities: - Develop technical aspects of the company's strategy to ensure alignment with its business goals - Discover and implement new technologies that yield competitive advantage - Help departments use technology profitably - Supervise system infrastructure to ensure functionality and efficiency - Build quality assurance and data protection processes - Monitor KPIs and IT budgets to assess technological performance - Use stakeholders' feedback to inform necessary improvements and adjustments to technology - Communicate technology strategy to partners and investors - Generated 2.5million+ users with less than $250k raised in 6 years. **SoapBox Mobile**, Founder & CEO (October 2003 – April 2007). Responsibilities: - Execute full software development life cycle	

		- Develop flowcharts, layouts and documentation to identify requirements and solutions - Write well-designed, testable code - Produce specifications and determine operational feasibility - Integrate software components into a fully functional software system - Develop software verification plans and quality assurance procedures - Document and maintain software functionality ● Responsible for the company's vision, market leadership and mission of helping companies improve customer communication via the mobile channel ● Soapbox Mobile was acquired Single Touch Interactive in September 2007.	
Jason Stone	CMO	**Snowball** (August 2018 – current) Responsibilities: - Promote Snowball to 5.6 million followers on social media - Plan, implement and manage marketing strategy - Contribute to the overall growth of the company - Review and manage content marketing strategy - Determine KPIs for marketing department **Millionaire mentor, Influencer of 5.6 m followers** (July 2015 - current) Responsibilities: - Internet marketing and social media influencer of 5.6 million followers @millionaire_mentor **Treadstone Performance Engineering, Inc, Owner** (January 2006 - current) Responsibilities:	Akron University, BS, Mechanical Engineering, 2003

		setting strategic goals, leading the development of the company's short- and long-term strategy. • Assessing risks to the company and ensuring they are monitored and minimized. • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc.	
Anna Olifer	CFO	**Snowball** (January 2019 – Present) Responsibilities: ● Overseeing the company's fiscal activity, including budgeting, reporting, and auditing ● Assisting in formulating the company's future direction and supporting tactical initiatives ● Developing performance measures and monitoring systems that support the company's strategic direction **Fractal Analytics,** Senior Business Analyst (February 2015 - January 2019) Responsibilities: ● Participated in the development of demand forecasting analytical software for one of the Fortune 500 companies from the initial research stage to the successful implementation in 8 countries; ● Managing the team of analysts working on demand forecasting model coefficients optimization. **4i, Inc,** Business Analyst (December 2012 – February 2015) Responsibilities: ● Conducted management consulting and marketing researches for US CPG companies, developing market entry and new products launch strategies, helping clients to uncover the areas of future growth.	Taras Shevchenko National University of Kyiv, MA, Finance, 2013

		Deloitte & Touche, Auditor (January 2012 – December 2012) Responsibilities: • Audit and preparation of the financial statements according to IFRS and US GAAP • Assessment of the internal financial control policies and procedures • Preparation of the investment researches of the various industries	
Julian Philips	CIO	**Snowball (February 2020 – present) Responsibilities:** • Maintaining investor relations; • Fundraising; • Assisting in formulating the company's future direction and supporting tactical initiatives • Developing short- and long-term investment policies. **QuantRisk Corp.,** Chief Investment Officer (February 2004 - June 2017) Responsibilities: • Developing short- and long-term investment policies; • Monitoring investments; • Maintaining investor relations. **National Biotechnology Consultants LLC**, CEO (1995 - 2000) **Responsibilities:** • Setting strategic goals, leading the development of the company's short- and long-term strategy; • Negotiating contracts; • Maintaining awareness of the competitive market landscape, expansion opportunities, etc. **Commercial Real Estate Developer** (1981– present) Responsibilities:	San Jose State University, Humanities, 1969 University of California, Santa Barbara, Anthropology, 1972

		• Consulting private real estate investors on commercial mortgages	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	2,756,400
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	84.07%+

Type of security	Simple Agreements for Future Equity (SAFEs) and Simple Agreement for Future Equity or Tokens (SAFTEs)
Amount outstanding/Face Value	$1,130,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares which will dilute the holders of the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	15.93%+

+ The percentage ownership has been calculated based on the following assumptions:
- The price per share for the shares issued as a result of SAFEs & SAFTEs conversion is calculated based on each SAFEs & SAFTEs valuation cap (see the table below); and
- Total amount of shares after SAFEs & SAFTEs conversion is 2,894,331.

Here is a table listing each SAFE and SAFTE and their material terms:

SAFE or SAFTE type	Purchase Price	Date of Issuance	Valuation cap	Discount	Equity Financing Conversion Trigger
SAFE*	$100,000	10/26/18	2,500,000	30%	$1.5M equity financing
SAFE*	$25,000	7/10/18	2,500,000	30%	
SAFE*	$100,000	7/10/18	2,500,000	30%	any equity financing via issuance of preferred stock at a fixed pre-money valuation
SAFTE	$10,000	10/9/18	10,000,000	15%	
SAFTE*	$25,000	10/11/18	10,000,000	15%	
SAFTE	$10,000	10/9/18	10,000,000	15%	
SAFTE	$10,000	11/23/18	10,000,000	15%	
SAFTE	$10,000	12/26/18	10,000,000	15%	
SAFTE	$10,000	10/30/18	10,000,000	15%	
SAFTE	$10,000	10/11/18	10,000,000	15%	
SAFTE	$10,000	10/6/18	10,000,000	15%	
SAFTE*	$10,000	10/18/18	10,000,000	15%	
SAFTE	$10,000	10/31/18	10,000,000	15%	
SAFTE	$10,000	12/6/18	10,000,000	15%	
SAFE	$100,000	7/17/18	10,000,000	10%	

Total 2018	**$450,000**				

SAFE	$30,000.00	6/25/19	10,000,000	15%	any equity financing via issuance of preferred stock
SAFE	$150,000	9/9/19	10,000,000	15%	
SAFTE	$10,000	1/18/19	10,000,000	15%	
SAFE	$5,000	9/10/19	10,000,000	15%	
SAFE	$5,000	9/26/19	10,000,000	15%	
SAFE	$50,000	10/27/19	10,000,000	15%	
SAFE	$50,000	9/15/19	10,000,000	15%	
SAFE*	$30,000	8/28/19	2,500,000	30%	
SAFE	$50,000	6/28/19	10,000,000	15%	
SAFE	$10,000	5/29/19	10,000,000	15%	
SAFE	$10,000	7/30/19	10,000,000	15%	
SAFE	$25,000	3/11/19	10,000,000	15%	
SAFTE	$50,000	1/18/19	10,000,000	15%	
SAFE	$50,000	3/28/19	10,000,000	15%	
SAFE*	$10,000	7/26/19	10,000,000	15%	
SAFE	$10,000	5/22/19	10,000,000	15%	

Total 2019	**$545,000.00**				

SAFE	$10,000	2/8/20	10,000,000	15%	any equity financing via issuance of preferred stock
SAFE	$25,000	2/12/20	10,000,000	15%	
SAFE	$100,000	1/19/20	10,000,000	15%	
Total 2020	**$135,000**				

* Starred SAFEs & SAFTEs are issued to related parties, see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for more information.

Ownership
A majority of the Company is owned by Parul Gujral.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Parul Gujral	1,906,500 shares of Common Stock	65.87%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company is a wealth generation company that introduces the masses to this new asset class of digital assets. The Snowball App will allow the users to subscribe to a portfolio or craft their own portfolio of digital assets which includes risk-adjusted cryptocurrencies and asset-backed tokens (VC Portfolios, Art, Real Estate etc.).

Cash and Cash Equivalents
Cash consists of funds held in the Company's checking account at JPMorgan Chase Bank, cash on corporate accounts on cryptocurrency exchanges Kraken and Coinbase. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.
As of the date of this Form C/A, the Company has $135,000 on hand, which gives a 7-month runway. The Company has no cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company does not have any other source of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has not conducted a 409a valuation. The Securities being offered are priced arbitrarily.

Material Changes and Other Information
On December 27, 2018, the Company registered with the SEC as a Registered Investment Adviser ("*RIA*") and specifically as an internet investment adviser. On January 21, 2020, the Company's RIA status has been terminated and as of the date of this Offering the Company cannot legally provide investment adviser services. Since then the Company has changed it business model to move away from direct custody of assets and into a non-custodial solution with partnerships.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$275.64	2,756,400	General Working Capital	September 25, 2018	Section 4(a)(2)
SAFEs 2020	$135,000	3	Product Development (investment app with decentralized infrastructure, non-custodial wallets, integrated with blockchain protocols).	January 19, 2020	Rule 506(b) of Reg. D
SAFEs & SAFTEs 2019	$545,000	16	Product Development (investment app with centralized infrastructure, integrated with qualified custodian, PSP, KYC providers), general & administrative (opened office in Ukraine).	January 18, 2019	Rule 506(b) of Reg. D
SAFEs & SAFTEs 2018	$450,000	15	Product development (NVP), legal fees associated with Registered investment advisor registration; general & administrative expenses.	July 10, 2018	Rule 506(b) of Reg. D

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by July 23, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $600,000 (the "**Maximum Amount**") and the additional Securities will be allocated on a "at the Company's discretion".

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Purchaser makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Purchaser.** Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline.** The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple

closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before The Offering Deadline.

The Company may only conduct another close before The Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before The Offering Deadline.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $111.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.0001 per share, of which 2,756,400 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 85%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will

receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A

CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- The Company issued two SAFES, dated October 26, 2018 and August 28, 2019, to *Jason Stone*, the Company's CMO, in consideration for a total amount of $130,000. The terms of such SAFES ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFTEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to *Parul Gujral*, the Company's founder and CEO, in consideration for $100,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to *Michael Bucci*, the Company's co-founder (who is no longer with the Company), in consideration for $25,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 11, 2018, to *Apurv Gujral*, brother of the Company's founder and CEO, in consideration for $25,000. The terms of such SAFE ($10,000,000 valuation cap and 15% discount) are comparable other to SAFTEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 18, 2018, and a SAFE, dated July 26, 2019, to *Sarwan Wason*, uncle of the Company's founder and CEO, in consideration for a total amount of $20,000. The terms of such SAFE and SAFTEs ($10,000,000 valuation cap and 15% discount) are comparable other to SAFEs and SAFTEs issued around the same time to other investors.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time,

and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
    - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Snowball Finance, Inc.

Legal status of issuer

> *Form*
> C-Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 25, 2018

Physical address of issuer
2150 North 1st Street , Suite #407, San Jose, CA, 95131

Website of issuer
http://snowball.money

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
July 23, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end 2019	Prior fiscal year-end 2018
Total Assets	$101,275	$116,640
Cash & Cash Equivalents	$69,404	$86,640
Accounts Receivable	$0	$0
Short-term Debt	$105,831	$10,759
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Operating Expenses	$658,439	$324,403
Taxes Paid	$0	$0
Net Income	$(670,439)	$(324,403)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Parul Gujral

(Signature)

Parul Gujral

(Name)

Chief Executive Officer

(Title)

May 8, 2020

Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Parul Gujral

(Signature)

Parul Gujral

(Name)

Chief Executive Officer, Director

(Title)

May 8, 2020

Date

Instructions.

4

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)

May 8, 2020

SNOWBALL FINANCE, INC.

Up to $600,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Snowball Finance, Inc. ("**Snowball**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $600,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $600,000 from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 23, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://snowball.money.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/snowball-money.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Snowball Finance, Inc. is a Delaware corporation, incorporated on May 25, 2018.

The Company is located at 2150 North 1st Street , Suite #407, San Jose, CA, 95131.

The Company's website is http://snowball.money.

The Company conducts business in the United States and in 150 countries globally.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/snowball-money and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Target Amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$600,000

Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	600,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$111+
Offering deadline	July 23, 2020
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 39.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.
+ The Company reserves the right to waive the minimum investment amount per investor.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$111	$6.66	$104.34
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$600,000	$36,000	$564,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, our current assets will be sufficient to satisfy our contemplated cash requirements for the next six to seven months. Even if the Target Amount is raised in this Offering, it will have no impact on our contemplated cash requirements.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which
- we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network, including due to COVID-19; and
- Lack of demand for and market acceptance of our products and technologies.

Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has its primary place of business in the State of California but is not qualified to do business there as a foreign corporation at present.

The Company has its primary place of business in San Jose, California. However, as of the date of this Form C/A the Company has not completed its requirements to qualify as a foreign corporation in the State of California. Failure to qualify with a state could potentially lead to adverse business consequences such as failure to bring a lawsuit in the state, and additional fines, among other things. Any such steps taken by the State of California against the Company for not qualifying as a foreign corporation could result in adverse consequences for the business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Parul Gujral and Anna Olifer. The loss of any of them could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-

based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company may experience losses due to volatility of cryptocurrency industry.
Cryptocurrency is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value, but it does not have legal tender status. Cryptocurrencies are sometimes exchanged for U.S. dollars or other currencies around the world, but they are not generally backed or supported by any government or central bank. Their value is completely derived by market forces of supply and demand, and they are more volatile than traditional currencies. The value of cryptocurrency may be derived from the continued willingness of market participants to exchange fiat currency for cryptocurrency, which may result in the potential for permanent and total loss of value of a particular cryptocurrency should the market for that cryptocurrency disappear. Cryptocurrencies are not covered by either FDIC or SIPC insurance. Legislative and regulatory changes or actions at the state, federal, or international level may adversely affect the use, transfer, exchange, and value of cryptocurrency.

The greater the volatility of a particular cryptocurrency, the greater the likelihood that problems may be encountered in executing a transaction. In addition to normal market risks, the Company may experience losses due to one or more of the following: security breaches, risk of contractual breach, system failures, hardware failures, software failures, network connectivity disruptions, and data corruption.

The further development and acceptance of cryptocurrency, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrency may adversely affect an investment in the Company.
Cryptocurrency may be used, among other things, to buy and sell goods and services. The growth of the cryptocurrency industry is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry include:
- continued worldwide growth in the adoption and use of cryptocurrency;
- government and quasi-government regulation of cryptocurrency and its use, or restrictions on or regulation of access to and operation of cryptocurrency networks;
- the maintenance and development of the open-source software protocol;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
- general economic conditions and the regulatory environment relating to cryptocurrency.

A decline in the popularity or acceptance of cryptocurrency may harm the value of the Company. There is no assurance that any service providers necessary to accommodate the cryptocurrency network will continue in existence or grow. Furthermore, there is no assurance that the availability of and access to cryptocurrency service providers will not be negatively affected by government regulation or supply and demand of cryptocurrency.

Currently, there is relatively limited use of cryptocurrency in the retail and commercial marketplace in comparison to relatively extensive use by speculators, thus contributing to price volatility that could adversely affect an investment in the Company.
As relatively new products and technologies such as cryptocurrency have only recently become selectively accepted as a means of payment for goods and services by many major retail and commercial outlets, and use of cryptocurrency by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions; process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers; or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrency. Price volatility undermines cryptocurrency's role as a medium of exchange as retailers are much less likely to accept it as a form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low. A lack of expansion by cryptocurrency into retail and commercial markets, or a contraction of such use, may result in increased volatility, which could adversely impact an investment in the Company.

The SEC issued a Report of Investigation concluding that virtual coins, tokens or other digital assets may be deemed securities and subject to the federal securities laws, including registration under the Securities Act and the Investment Company Act of 1940 (the "Investment Company Act").
A Report of Investigation by the SEC during the second quarter of 2017 found that tokens offered by a virtual organization were securities and therefore subject to the federal securities laws, and further concluded that issuers of distributed ledger or Blockchain technology-based securities must register offers and sales of such securities under the Securities Act unless they are exempt from such registration. Additionally, securities exchanges providing for trading in these securities must register unless they are exempt. As a result, the Company may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and

requirements and the registration of the Company as an investment company. Such additional registration may result in extraordinary, nonrecurring expenses of the Company, thereby materially and adversely impacting the Shares. Whether a particular investment transaction involves the offer and sale of a security, regardless of the terminology or technology used, will depend on the facts and circumstances, including the economic realities of the transaction. Thus, it is uncertain how various digital assets will be classified by the SEC, and the level of regulation, if any, will be applied as a result. Further, regulation over securities exchanges in the United States may incentivize the Company to invest, and to advise its clients to invest, solely in digital assets traded on foreign exchanges.

If regulatory changes or interpretations require the regulation of cryptocurrency under the Commodity Exchange Act of 1936, as amended (the "CEA") by the U.S. Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and option markets in the United States (the "CFTC"), the Company may be required to register and comply with such regulations.
Current and future legislation, CFTC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrency is treated for classification and clearing purposes. In particular, cryptocurrency may not be excluded from the definition of "commodity future" by such future CFTC rulemaking or interpretation. As of the date of this prospectus, the Company is not aware of any rules or interpretations that have been proposed to regulate cryptocurrency as commodity futures. The Company cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law.

To the extent that cryptocurrency is deemed to fall within the definition of a commodity future pursuant to subsequent rulemaking by the CFTC, the Company may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, the Company may be required to register as a commodity pool operator. Such additional registration may result in extraordinary, nonrecurring expenses, thereby materially and adversely impacting the Shares.

The ruling of the CFTC designating bitcoin as a commodity gives authority to the CFTC to police fraudulent activities on exchanges where bitcoin is traded.
The CFTC designated bitcoin as a commodity, which makes exchange markets on which bitcoin is traded subject to enforcement action by the CFTC. Although the CFTC has suggested it is not particularly focused on pursuing such enforcement at this time, and in fact there may be some limits on its ability to do so without a specific connection to commodities derivatives markets, in the event that the CFTC does pursue such enforcement and ultimately shuts down an exchange on which cryptocurrencies in which we invest are traded, it may have a significant adverse impact on our investment portfolio.

The Company's registration with the SEC has been terminated and it cannot provide investment adviser services as of the date of this Offering. If the Company's services are deemed investment adviser services by the SEC or any of its state equivalents, the Company may be subject to various penalties and fines and may be required to cease its operations and return the investor funds.
On December 27, 2018, the Company registered with the SEC as a Registered Investment Adviser ("***RIA***") and specifically as an internet investment adviser. On January 21, 2020, the Company has terminated its RIA status by filing Form ADV-W and as of the date of this Offering the Company cannot legally provide investment adviser services. If the SEC or any of its state equivalents determine that the Company is in the business of providing investment adviser services, the Company may be subject to fines and penalties and may be required to seize its operations and return the investor funds.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and

uncertain interpretation and enforcement, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm to the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or regulations. The risk of the Company's being found in violation of any laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations.

Any action brought against the Company for violation of any laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of the laws or regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penal-ties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations.

Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities

laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of

more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

Certain Purchasers will receive additional rights related to the Crowd SAFE due to the size of their investment commitment.
Those Purchasers who, together with affiliates, purchase a Crowd SAFE with an aggregate face value of above $25,000, will have the right to participate in future offerings of the Company's capital stock – these Purchasers will also have the right to have their Crowd SAFE converted to a class of the Company's capital stock upon the next qualified equity financing. These rights are not shared by all Purchasers and may cause certain Purchasers to be able to maintain their position within the Company's capitalization or receive dividend distributions in manners and at time other Purchasers cannot.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business

Snowball Money is a wealth generation company that introduces the masses to this new asset class of digital assets. The Company's application(s) (the "*Snowball App*") will allow its users to access a high-yield USD denominated account in stablecoins that pays in real-time and proprietary portfolios of cryptocurrencies, including staking portfolios, risk-adjusted crypto portfolios, portfolios of tokenized gold, art, real estate, shares of early-stage startups.

Business Plan

While Snowball Money's goal is to minimize user fees, there are several opportunities for The Company to generate revenue. Snowball earns fees for in-app cryptocurrencies exchange, fiat on ramp/off ramp fees, referral fees, charges a share of staking rewards and interest earned by users from lending. Fees are contingent on the asset(s) and service of choice. In the future, Snowball Money plans to develop alternative fee structures to meet client demand (i.e. subscription fee, tiered pricing).

Additionally, Snowball is building a platform which powers the Snowball decentralized App. The platform has an open API via which institutions, wallets and other partners can access the snowball platform. Snowball will do a margin share with these platforms. Snowball has partnered with Monarch Wallet in which Monarchs 400k+ users with $600m+ assets on the Monarch wallet will be able to buy Snowball portfolios via the Monarch app.

The Company's Products and/or Services
The Company's main product is expected to be Snowball App, which is still in development. The app will allow its users to access a high-yield USD denominated account in stablecoins that pays in real-time and proprietary portfolios of cryptocurrencies, including staking portfolios, risk-adjusted crypto portfolios, portfolios of tokenized gold, art, real estate, shares of early-stage startups.

In the future, Snowball plans to release its API for wallets, institutions and other partners to provide access to the Snowball proprietary portfolios.

Eventually, Snowball Money plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets. The primary ways for users to earn will be. via generating interest via lending, staking, automated yield-optimization and investing in digital assets which have the potential to increase in value.

The Snowball intends to provide users with a simple to use mobile application with a non-custodial wallet to send, receive, and hold cryptocurrency as well as to access blockchain-based protocols. For example, Compound lending pool, which is an autonomous lending pool residing on the Ethereum blockchain that provides borrowers with the ability to borrow digital assets by posting collateral in the form of another digital asset. Since Q4 of 2018 the Compound lending pools were available to the public, however due to the specifics of transacting on the Ethereum blockchain it was mostly used by the tech-savvy early adopters.

In order to execute its business plan, the Company plans on using non-custodial blockchain infrastructure as a technology service provider delivering a unique user experience through mobile and web applications. In addition to utilizing cryptocurrencies, the Company will integrate third-party payment processors for investments with fiat currencies. Our partners hold the necessary MSB licenses to facilitate cryptocurrency trades.

The Company is planning to utilize both blockchain-based and traditional financial technologies to expand its offerings. Many countries outside of the United States, especially countries with high inflation or low interest rates could benefit from having access to high-yield opportunities through lending.

The Snowball App launched a centralized public beta available on iOS(iPhone) in 2019 and will relaunch a decentralized app on iOS and Android in 2020.

Competition
Decentralized applications that integrate blockchain-based lending pools in their wallets and aggregators of DeFi protocols are our closest competitors. Projects like Argent, Zerion, InstaDApp, Dharma, Linen app, Outlet Finance, as well as lending platforms BlockFi, Celsius, Nexo and others provide the ability to earn interest on stablecoins and cryptocurrencies for users who are familiar with cryptocurrencies.

Supply Chain
Currently, all of Snowball's development team is based in-house. The Company has no plans in outsourcing at this time.

Customer Base
We are still in the private beta testing phase for our main product. We are planning on rolling out our products and services gradually. We intend to target demographics who are accustomed to fintech platforms and cryptocurrencies. Additionally, we are planning on expanding our offerings in certain international markets. At the time of filing, there are 220,000+ people on the Snowball waitlist.

Intellectual Property
The Company the following trademark, specifically service mark, pending:

Application #	Title	Description	File Date	Grant Date	Country
88258921	IC 036. US 100 101 102. G & S: Financial services, namely, investment advisory services; providing information and investment recommendations in the field of cryptocurrencies	The color(s) blue, turquoise and white are claimed as a feature of the mark is/are claimed as a feature of the mark. The mark consists of the word SNOWBALL in blue with a series of white and turquoise concentric circles above the wording.	January 11, 2019	Pending	USA

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company's does not have any pending or threated lawsuits.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised*	Amount if Maximum Raised*
Intermediary Fees	6%	1,500	6%	36,000
Product Development	50%	12,500	50%	300,000
General & Administrative	20%	5,000	20%	120,000
Marketing	12%	3,000	12%	72,000
Legal	8%	2,000	8%	48,000
Professional services	4%	1,000	4%	24,000
Total	**100%**	**25,000**	**100%**	**600,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of the campaign and are due in advance of the closing of the campaign.

We will allocate 50% of the proceeds on the development of the Snowball SCIA platform, iOS and Android mobile applications and web application. The development costs consist of payroll to software developers, UI/UX designers, data scientists, etc. We plan to increase the development team, dependent on the amount raised, hiring the best talent in the blockchain space.

We will spend 20% of the proceeds on general and administrative expenses, which include rent payments, travel expenses, salaries of the general management, taxes and fees for intermediaries, and other business expenses.

We will utilize 12% of proceeds allocated to marketing on the conversion of our global waitlist into users of Snowball platform. The planned marketing expenses include payroll of the marketing team, payments to contractors, paid ads via various channels, marketing software subscriptions, other marketing initiatives.

The Company maintains discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Parul Gujral	CEO, Director	2018 – Present). Responsibilities: • Setting strategic goals, leading the development of the company's short- and long-term strategy. • Communicating on behalf of the company • Fundraising; • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. • Assessing risks to the company and ensuring they are monitored and minimized. **Engineer.ai**, Vice-President (October 2015 – March 2018). Responsibilities: • Manage Global Sales and Partnerships (Microsoft, Infosys etc.) • Hire and Manage Product Teams to ensure deliverables are met for client projects • Manage a P & L which led to 200% annual growth • Manage Marketing Teams and implement viral campaigns • Open Global Operations • Find Product Market fit for Engineer.ai's new product "Builder" via customer feedback and iteration	American Business School, Paris, BA, 2011 San Francisco State University, BS, 2011 London School of Economics Cryptocurrency & Disruption Certificate, 2018
Dan Flanagan	CTO	**Snowball** (March 2018 – Present). Responsibilities: • Develop technical aspects of the company's strategy to ensure alignment with its business goals • Discover and implement new technologies that yield competitive advantage	University of California, Los Angeles, BA 1994

| | | Help departments use technology profitably Supervise system infrastructure to ensure functionality and efficiency Build quality assurance and data protection processes Monitor KPIs and IT budgets to assess technological performance Use stakeholders' feedback to inform necessary improvements and adjustments to technology Communicate technology strategy to partners and investors **Butter App** Co- Founder (Feb 2014 – now).
Responsibilities:
Develop technical aspects of the company's strategy to ensure alignment with its business goals
Discover and implement new technologies that yield competitive advantage
Help departments use technology profitably
Supervise system infrastructure to ensure functionality and efficiency
Build quality assurance and data protection processes
Monitor KPIs and IT budgets to assess technological performance
Use stakeholders' feedback to inform necessary improvements and adjustments to technology
Communicate technology strategy to partners and investors
Generated 2.5million+ users with less than $250k raised in 6 years.
SoapBox Mobile, Founder & CEO (October 2003 – April 2007).
Responsibilities: Execute full software development life cycle | |

		- Develop flowcharts, layouts and documentation to identify requirements and solutions - Write well-designed, testable code - Produce specifications and determine operational feasibility - Integrate software components into a fully functional software system - Develop software verification plans and quality assurance procedures - Document and maintain software functionality ● Responsible for the company's vision, market leadership and mission of helping companies improve customer communication via the mobile channel ● Soapbox Mobile was acquired Single Touch Interactive in September 2007.	
Jason Stone	CMO	**Snowball** (August 2018 – current) Responsibilities: - Promote Snowball to 5.6 million followers on social media - Plan, implement and manage marketing strategy - Contribute to the overall growth of the company - Review and manage content marketing strategy - Determine KPIs for marketing department **Millionaire mentor, Influencer of 5.6 m followers** (July 2015 - current) Responsibilities: - Internet marketing and social media influencer of 5.6 million followers @millionaire_mentor **Treadstone Performance Engineering, Inc, Owner** (January 2006 - current) Responsibilities:	Akron University, BS, Mechanical Engineering, 2003

		development of the company's short- and long-term strategy. • Assessing risks to the company and ensuring they are monitored and minimized. • Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc.	
Anna Olifer	CFO	**Snowball** (January 2019 – Present) Responsibilities: ● Overseeing the company's fiscal activity, including budgeting, reporting, and auditing ● Assisting in formulating the company's future direction and supporting tactical initiatives ● Developing performance measures and monitoring systems that support the company's strategic direction **Fractal Analytics,** Senior Business Analyst (February 2015 - January 2019) Responsibilities: ● Participated in the development of demand forecasting analytical software for one of the Fortune 500 companies from the initial research stage to the successful implementation in 8 countries; ● Managing the team of analysts working on demand forecasting model coefficients optimization. **4i, Inc,** Business Analyst (December 2012 – February 2015) Responsibilities: ● Conducted management consulting and marketing researches for US CPG companies, developing market entry and new products launch strategies, helping clients to uncover the areas of future growth.	Taras Shevchenko National University of Kyiv, MA, Finance, 2013

		Deloitte & Touche, Auditor (January 2012 – December 2012) Responsibilities: - Audit and preparation of the financial statements according to IFRS and US GAAP - Assessment of the internal financial control policies and procedures - Preparation of the investment researches of the various industries	
Julian Philips	CIO	**Snowball (February 2020 – present) Responsibilities:** - Maintaining investor relations; - Fundraising; - Assisting in formulating the company's future direction and supporting tactical initiatives - Developing short- and long-term investment policies. **QuantRisk Corp.,** Chief Investment Officer (February 2004 - June 2017) Responsibilities: - Developing short- and long-term investment policies; - Monitoring investments; - Maintaining investor relations. **National Biotechnology Consultants LLC**, CEO (1995 - 2000) **Responsibilities:** - Setting strategic goals, leading the development of the company's short- and long-term strategy; - Negotiating contracts; - Maintaining awareness of the competitive market landscape, expansion opportunities, etc. **Commercial Real Estate Developer** (1981– present) Responsibilities:	San Jose State University, Humanities, 1969 University of California, Santa Barbara, Anthropology, 1972

		• Consulting private real estate investors on commercial mortgages	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	2,756,400
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	84.07%+

Type of security	Simple Agreements for Future Equity (SAFEs) and Simple Agreement for Future Equity or Tokens (SAFTEs)
Amount outstanding/Face Value	$1,130,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares which will dilute the holders of the Security issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	15.93%+

+ The percentage ownership has been calculated based on the following assumptions:
- The price per share for the shares issued as a result of SAFEs & SAFTEs conversion is calculated based on each SAFEs & SAFTEs valuation cap (see the table below); and
- Total amount of shares after SAFEs & SAFTEs conversion is 2,894,331.

Here is a table listing each SAFE and SAFTE and their material terms:

SAFE or SAFTE type	Purchase Price	Date of Issuance	Valuation cap	Discount	Equity Financing Conversion Trigger
SAFE*	$100,000	10/26/18	2,500,000	30%	$1.5M equity financing
SAFE*	$25,000	7/10/18	2,500,000	30%	
SAFE*	$100,000	7/10/18	2,500,000	30%	any equity financing via issuance of preferred stock at a fixed pre-money valuation
SAFTE	$10,000	10/9/18	10,000,000	15%	
SAFTE*	$25,000	10/11/18	10,000,000	15%	
SAFTE	$10,000	10/9/18	10,000,000	15%	
SAFTE	$10,000	11/23/18	10,000,000	15%	
SAFTE	$10,000	12/26/18	10,000,000	15%	
SAFTE	$10,000	10/30/18	10,000,000	15%	
SAFTE	$10,000	10/11/18	10,000,000	15%	
SAFTE	$10,000	10/6/18	10,000,000	15%	
SAFTE*	$10,000	10/18/18	10,000,000	15%	
SAFTE	$10,000	10/31/18	10,000,000	15%	
SAFTE	$10,000	12/6/18	10,000,000	15%	
SAFE	$100,000	7/17/18	10,000,000	10%	

Total 2018	**$450,000**				

SAFE	$30,000.00	6/25/19	10,000,000	15%	any equity financing via issuance of preferred stock
SAFE	$150,000	9/9/19	10,000,000	15%	
SAFTE	$10,000	1/18/19	10,000,000	15%	
SAFE	$5,000	9/10/19	10,000,000	15%	
SAFE	$5,000	9/26/19	10,000,000	15%	
SAFE	$50,000	10/27/19	10,000,000	15%	
SAFE	$50,000	9/15/19	10,000,000	15%	
SAFE*	$30,000	8/28/19	2,500,000	30%	
SAFE	$50,000	6/28/19	10,000,000	15%	
SAFE	$10,000	5/29/19	10,000,000	15%	
SAFE	$10,000	7/30/19	10,000,000	15%	
SAFE	$25,000	3/11/19	10,000,000	15%	
SAFTE	$50,000	1/18/19	10,000,000	15%	
SAFE	$50,000	3/28/19	10,000,000	15%	
SAFE*	$10,000	7/26/19	10,000,000	15%	
SAFE	$10,000	5/22/19	10,000,000	15%	

Total 2019	**$545,000.00**				

SAFE	$10,000	2/8/20	10,000,000	15%	any equity financing via issuance of preferred stock
SAFE	$25,000	2/12/20	10,000,000	15%	
SAFE	$100,000	1/19/20	10,000,000	15%	
Total 2020	**$135,000**				

* Starred SAFEs & SAFTEs are issued to related parties, see "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" for more information.

Ownership
A majority of the Company is owned by Parul Gujral.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Parul Gujral	1,906,500 shares of Common Stock	65.87%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
The Company is a wealth generation company that introduces the masses to this new asset class of digital assets. The Snowball App will allow the users to subscribe to a portfolio or craft their own portfolio of digital assets which includes risk-adjusted cryptocurrencies and asset-backed tokens (VC Portfolios, Art, Real Estate etc.).

Cash and Cash Equivalents
Cash consists of funds held in the Company's checking account at JPMorgan Chase Bank, cash on corporate accounts on cryptocurrency exchanges Kraken and Coinbase. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.
As of the date of this Form C/A, the Company has $135,000 on hand, which gives a 7-month runway. The Company has no cash equivalents.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. Other than the proceeds from this Offering and other offerings, the Company does not have any other source of capital.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has not conducted a 409a valuation. The Securities being offered are priced arbitrarily.

Material Changes and Other Information
On December 27, 2018, the Company registered with the SEC as a Registered Investment Adviser ("*RIA*") and specifically as an internet investment adviser. On January 21, 2020, the Company's RIA status has been terminated and as of the date of this Offering the Company cannot legally provide investment adviser services. Since then the Company has changed it business model to move away from direct custody of assets and into a non-custodial solution with partnerships.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$275.64	2,756,400	General Working Capital	September 25, 2018	Section 4(a)(2)
SAFEs 2020	$135,000	3	Product Development (investment app with decentralized infrastructure, non-custodial wallets, integrated with blockchain protocols).	January 19, 2020	Rule 506(b) of Reg. D
SAFEs & SAFTEs 2019	$545,000	16	Product Development (investment app with centralized infrastructure, integrated with qualified custodian, PSP, KYC providers), general & administrative (opened office in Ukraine).	January 18, 2019	Rule 506(b) of Reg. D
SAFEs & SAFTEs 2018	$450,000	15	Product development (NVP), legal fees associated with Registered investment advisor registration; general & administrative expenses.	July 10, 2018	Rule 506(b) of Reg. D

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 600,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by July 23, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $600,000 (the "**Maximum Amount**") and the additional Securities will be allocated on a "at the Company's discretion".

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If a Purchaser makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Purchaser.** Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline.** The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Target Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple

closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before The Offering Deadline.

The Company may only conduct another close before The Offering Deadline if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before The Offering Deadline.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $111.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Target Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.0001 per share, of which 2,756,400 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 85%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will

receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A

CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- The Company issued two SAFES, dated October 26, 2018 and August 28, 2019, to *Jason Stone*, the Company's CMO, in consideration for a total amount of $130,000. The terms of such SAFES ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFTEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to *Parul Gujral*, the Company's founder and CEO, in consideration for $100,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to *Michael Bucci*, the Company's co-founder (who is no longer with the Company), in consideration for $25,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 11, 2018, to *Apurv Gujral*, brother of the Company's founder and CEO, in consideration for $25,000. The terms of such SAFE ($10,000,000 valuation cap and 15% discount) are comparable other to SAFTEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 18, 2018, and a SAFE, dated July 26, 2019, to *Sarwan Wason*, uncle of the Company's founder and CEO, in consideration for a total amount of $20,000. The terms of such SAFE and SAFTEs ($10,000,000 valuation cap and 15% discount) are comparable other to SAFEs and SAFTEs issued around the same time to other investors.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time,

and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

EXHIBIT D
Offering Page found on Intermediary's Portal.

EXHIBIT E
Form of Security

EXHIBIT F
Video Transcript

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Purchasing cryptocurrencies comes with a number of risks, including market price swings or flash crashes, fraud, market manipulation, and cybersecurity risks. For more information visit: https://snowball.money/cryptocurrency-risk-disclosure

EXHIBIT D
Offering Page found on Intermediary's Portal.



**Company
Name**   Snowball Money

Logo



Headline   A high-interest account for all your digital investment needs

**Cover
photo**



Hero Image


SNOWBALL
SNOWBALL INTEREST
Earn interest on USD denominated assets in real-time
DIGITAL GOLD
Invest in a Gold token which is 1:1 backed with physical Gold in reserves
VC PORTFOLIO
Co-invest alongside Silicon Valley VCs in pre-IPO technology companies
Snowball Growth Account
$72,512.60
INCREASE EARNINGS
WITHDRAW

Tags

Pitch text

Summary

- 220K+ waitlist, 10k+ beta users, 6mil+ distribution network
- 2019 Product Hunt Golden Kitty Award: Crypto Product of the Year
- $1.1M raised from world-class investors
- Berkley Blockchain Xcelerator: Class of Spring 2020
- A high-interest account that pays in real-time on your digital cash
- Risk-adjusted, staking, VC, art, gold and real estate crypto portfolios

Problem

Consumers are struggling more than ever to save money

1. **Interest rates declining**
   The interest rates that your money could earn from banks have plummeted over the past 30 years from a high of 10-18% APY in the 80s, to 6-10% in the 90s, to near zero today
2. **There is a global financial crisis**
   Fears of the global economic shutdown due to the COVID-19 pandemic added to the oil price war between Russia and the OPEC countries have led to one of the greatest stock market declines in history, creating fear, uncertainty, and doubt among the masses
3. **Worldwide fiscal policy is irresponsible**
   Governments around the globe are printing money (QE programs) to support the economies and populations affected by the COVID-19 pandemic and the associated lockdown, causing the potential for high inflation and the devaluation of local currencies
4. **Inflation is soaring**
   Countries with political and economic instability, such as Venezuela, Zimbabwe, South Sudan, Argentina, Iran, Russia, and Lebanon, are already facing cripplingly high inflation rates, causing a significant decrease in the value of their local currencies

Solution

A high-interest account allowing to save and grow your assets during the crisis

1. **Efficiency of the Decentralized Finance (DeFi) technology**
   Snowball Money provides access to a high-yield, USD-denominated digital asset account that pays interest in real-time, allowing the worldwide users to save and grow their assets during the crisis of the traditional financial system.
   Snowball utilizes the Decentralized Finance (DeFi) technology to access significantly higher interest rates than those provided by the traditional financial institutions and puts users in control of their money no matter where they are in the world


High interest USD denominated Snowball account
Snowball Growth Account
$72,512.60
INCREASE EARNINGS
WITHDRAW

2. **Diversification of your portfolio**
   Snowball provides exposure to digital asset portfolios comprised of gold, venture capital, art, crypto staking, real estate, and risk-adjusted cryptocurrencies


Choose Your Portfolio
SNOWBALL INTEREST
DIGITAL GOLD
VC PORTFOLIO
Grow your Snowball with the high interest account or choose from a wide selection of other Snowball proprietary portfolios

3. **Increased security**
   Cryptocurrency exchanges are not secure storage for your assets as evidenced by the multiple hacks over the past several years. That's exactly why Snowball's Decentralized Finance (DeFi) solution shines, because it allows users to take FULL control of their assets


Security is of
utmost importance
Digital assets are always stored directly on your mobile device, you have full access at ALL times.
9:41
Snowball enables authentication using Fortmatic.
Your email will be used to sign-up and login.
Your funds will be safeguarded by security compliant services.
CONTINUE

4. **Improved access**
   Snowball's DeFi solution offers digital assets that are, in most other cases, available only in limited geolocations, require expensive minimum buys, or are reserved for big-ticket investors
5. **Less volatility**
   The crypto market tends to be volatile and unpredictable. Local currencies can also be subject to inflation, causing people's savings to lose value. Many are looking for the kind of access to USD or gold-denominated accounts that Snowball offers to secure their wealth in these troubling times
6. **Ease of use**
   An optimal user experience for DeFi apps (dApps) requires deep industry expertise. You might find yourself confused by the various cryptocurrency exchanges and all the different types of wallets required to invest in a diverse portfolio of digital assets

Product

How does Snowball work?

It's as simple as downloading the app and either 1) depositing Ethereum (ETH) or another ERC-20 token, or 2) connecting to the bank account that you use every day. Once you've chosen the portfolio you want to invest in, just sit back and watch it "snowball" and grow.



1. **Compound interest on a USD-denominated account**

    Albert Einstein is reputed to have said, "Compound interest is the eighth wonder of the world. He who understands it earns it... he who doesn't... pays it."

    Snowball provides access to the high-interest account in USD - denominated assets that pays you in real-time! Interest is generated by supplying the assets to the decentralized lending pools, where they become available for the borrowers, who return

the loans with interest. All loans are overcollateralized ensuring the safety of lending.

In addition, Snowball is working on a yield-optimization smart contract, allowing to achieve a higher interest rate than DeFi market benchmark represented by Compound protocol, achieved by the optimal allocation of the funds among various protocols.

Demo of Snowball high-interest account



2. **Access to digital portfolios**
   Proprietary Snowball portfolios allow you to invest in physically-backed digital gold, tokenized art, early-stage startups, staking portfolios.

   Demo of Snowball VC portfolio (early-stage startups) Your browser does not support HTML5 video.
3. **Risk-adjusted portfolios based on volatility**
   The overall volatility risk level of each portfolio is decreased by adding a specific percentage of interest-generating USD-denominated stablecoins.

   Demo of Snowball High Yield Staking portfolio Your browser does not support HTML5 video.
4. **Focused on user needs**
   Our platform was designed following simple linear steps from beginning to end. No need to open crypto wallets and worry about additional security. We have it all covered. Snowball created over 5,000 surveys during its public beta phase to determine the exact needs and wants of its users for future products and for evolving the platform over time.
5. **Safer investing**
   Snowball never stores user bank or credit card information. We use trusted third-party payment service providers with secure banking and MTL licenses.
6. **Smart contracts auditing**
   We are evaluating reputable partners for smart-contracts auditing to ensure that the assets of our users will be safe and secure with Snowball.
7. **Insured accounts**
   The Snowball Team is planning to provide optional insurance for the assets locked in Snowball smart contracts on demand by partnering with top players in the smart contracts insurance space.
8. **Snowball API**
   After the validation of Snowball yield-optimization algorithms, Snowball will release its API to institutions and partner DeFi apps to provide access to risk-adjusted portfolios and yield-optimization techniques for their clients via a seamless API integration

Traction

220k+ waitlist and counting

1. **Growing user base**
   Snowball has seen a significant jump in users on our platform, with over 10,000 downloads during the public beta release.

2. **Solid partnerships**
   With 220K+ users on our waitlist, we have secured partnerships with major technology and distribution partners. We have users in almost every state and are on track to launch globally with a DeFi offering.

3. **Award-winning concept**
   The Snowball app won the annual Product Hunt Kitty award for the "**Crypto Product of the Year 2019,**" which has been awarded to Coinbase, CryptoKitties, and Revolut Crypto in previous years. Snowball was also a **winner of the SF Blockchain pitch battlefield** during blockchain week 2019.

4. **Innovative environment**
   Snowball is now a part of the "**Blockchain at Berkeley**" spring 2020 cohort of startups.

5. **Market credibility**

   - "How to find Product-Market Love" published on Forbes.

   - CMO has 6m+ followers on social media

   - 100's of micro and macro influencers on board



  

Press Features:

   



Customers

Don't take our word for it

"Investing is important, but saving is more important. Snowball's committment to transparency and beautiful design makes them one of the few companies I trust with my savings and investment needs."
- Veronica Anna Napoli (Partnerships at Shift)



"I'm excited about Snowball because their growth account is a novel solution to the widening disparities in income and wealth."
- Chris Ategeka (World Economic Forum Fellow,
Ted Speaker, Serial Entrepreneur)



"Snowball's hand-picked team is making an easier way for investors to participate in blockchain-related portfolios. Good people with competence, building service with good intent for you."
- Reese Jones (Associate Founder of Singularity
University, Advisor at Facebook)



"The idea of SCIA is innovative and exciting, and I have the utmost faith that this team will pull it off."
- Richard Blum (Chairman at Blum Capital,
an equity investment management firm)



"I invested in Snowball shortly after seeing Parul give a company presentation on his company. He seemed knowledgable, assertive, and committed. A genuine individual you want to see succeed, and someone I could trust with my money.
The product made sense to me and already being in the industry quickly agreed there could be a big market for it. I was impressed by level of interest they had already achieved with their waitlist and the plans to snowball the number of users among their target market even before launch."
- Ricardo Jimenez Hernandez (Managing Director at Sarikaten Capital)



"We are delighted to bring another high-quality DeFi product to our 400,000+ users. Snowball has a unique value add that synergizes perfectly with our current list of services."
- Sneh Bhatt (CEO @ Monarch Wallet)



"You should invest in Snowball money because you get a higher interest than you would at the bank. It's a no brainer."
- Louis Raskin (Cryptocurrency trader & investor, thought
leader, Snowball investor)



Business Model

On track to break even in 12 months

1. **Beta version released**

   Snowball launched a beta version of its DeFi iOS app based on Ethereum blockchain with zero fees in Q2 2020, which is available for testing for a limited number of VIP users.

2. **Minimize user fees**

   Snowball Money's goal is to minimize user fees, as there are several additional opportunities for the company to generate revenue. Snowball's support of additional blockchains will allow monetizing the in-app swaps between cryptocurrencies with a 1.5% fee while being able to charge between a 10-20% share of the staking rewards.

Snowball Fees Structure	
Cryptocurrencies swaps	1.5%
Fiat on/off ramp fees	0 - 2.5%
Share of interest earned from lending	10-20%
Share of staking rewards	10-20%
Referral fees	0.5-2%
Snowball API	40%/60% margin share

3. **Highest earning rates**

   Snowball's ongoing development of a yield-optimization smart contract will provide users with the highest available market-rate interest, achieved by the optimal allocation of funds among various decentralized lending protocols. Snowball's revenue model is to charge between 10-20% of the interest generated on the total value on Snowball's platform. Snowball will also earn flat on-ramp/off-ramp fees and variable referral fees, depending on the partner.

4. **Financial projections**

   We forecast that we will break even in 12 months, with more than $1.4M of gross revenue in the first year since the official app release.

Time since launch	Assets on Snowball	Gross Revenue
Year 1	$27.6 mil	$1.41 mil
Year 2	$87.1 mil	$4.44 mil
Year 3	$339.6 mil	$17.13 mil
Year 4	$1,532.9 mil	$78.18 mil
Break-even in 12 months		

Market

A $10 trillion opportunity

1. **Decentralized Finance**

   Blockchain technology can substantially increase the scope and efficiency of peer-to-peer transactions, turning previously

infeasible business models into viable ones. Empowered by blockchain technology, financial services can become more decentralized, innovative, interoperable, borderless, and transparent. The DeFi space has gained tremendous traction, going from $150 million in April 2018 to $1.2 billion in February 2020.

2. **Cryptocurrency space**
Crypto is one of the most promising investment markets out there today. As of May 2020, a single Bitcoin is worth around $9K. The market is only poised to grow, and Snowball stands at the forefront of what could be a $10T market.

3. **Massive global market**
Today there are some 250 million retail investors (those that invest in stocks, bonds, mutual funds) just between China and the U.S. alone, and perhaps over 1 billion throughout the entire world, who currently have no exposure to cryptocurrency or blockchain investments. This represents some $69 trillion in equity value and $82 trillion in debt globally.

4. **Massive upside potential**
If just 6% of every portfolio were allocated to cryptocurrency, the market cap would be over $10 trillion, or about 50 times larger than it is today.

5. **Untapped resource**
Despite the potentially huge market of cryptocurrency participants, the pool is largely untapped. Investing in Snowball's risk-adjusted crypto portfolios is one of the best ways for an everyday investor to capture this upside.



Competition

Yield-optimization smart contract and revolutionary crypto portfolios

Snowball competes with both: interest generating accounts of traditional financial institutions and dApps, allowing access to the decentralized lending protocols.

1. Snowball yield-optimization smart contracts aim to provide up to 20% higher interest rate than DeFi competitors and substanially higher interest rates than banks.
Historically, the interest rates offered by the centralized financial institutions have been significantly lower than the rates of DeFi lending protocols (averaging around 5% in the prior months).

The interest rates provided by the greatest US bank JP Morgan Chase on their savings account is just 0.01% - 0.05% dependent on tier. The greatest European bank - HSBS provides 0.01%-0.15% and the greatest banks of China provide up to 0.35% interest rate. The current rates (as of May 5th, 2020) of the selected highest -yield accounts provided by the centralized financial institutions:

◢ Wealthfront		0.35%
◿ Betterment		0.30%
⠿ SoFi		0.20%
M: Marcus		1.55%
℗ Personal Capital		0.05%

*Interest Rate data from 05/04/20 and is subject to change

Additionally, due to the nascent stage of DeFi lending, there is a significant variance of interest rates among different lending protocols, which creates opportunities for yield-optimization by the optimal allocation of funds among the lending protocols.

The graph below illustrates the dynamics of interest rates among different protocols during Feb-Apr of 2020.



*Interest Rate data from 05/04/20 and is subject to change

While most of the Snowball competitors in DeFi space provide access only to the Compound protocol, Snowball will create a smart contract for yield-optimization among the protocols.

We estimate that Snowball yield-optimization smart contract will provide **up to 20% higher interest rate,** than the benchmark in DeFi lending represented by the Compound protocol.

2. Revolutionary features
In addition to the high-interest account, Snowball provides access to the features that the crypto market has never seen before: our proprietary risk-adjusted portfolios, tokenized gold, shares of the early-stage technology companies, and staking portfolios.

3. Distribution partnerships
Snowball will tap into 6 million+ global users via distribution partnerships, a network of followers from Instagram influencer CMO Jason Stone, and a pipeline of other diverse partners, which will be activated on a one-by-one basis to generate momentum and traction.

4. Fully user-focused
Snowball prides itself on an extreme eye to detail when it comes to user experience.

Vision

A global leader in crypto investing

1. **Mission**
   Our mission from day 1 has been to democratize information to the masses. This information comes in the form of making a high-interest account and portfolios available, that were otherwise only available to the tech-savvy pioneers in the crypto sphere.

2. **Product launch**
   Phase 1 was a public beta in which we launched a centralized app in July 2019 only available to a USA audience in 36 states. Given the evolving and global legal landscape in respect to cryptocurrency and the commitment to finding product-market fit, Snowball has entered Phase 2, a global DeFi platform.


Achieved milestones
2018 - 2019
Release:
iOS app on AppStore available in 36 States of US; more than 10k downloads;
Product Features:
iOS app with centralized architecture, integrated with:
custodian, KYC partner;
fiat on/off ramp, bank authentication partner;
multiple exchanges.
Legal:
RIA license, working with 3 sets of attorneys
Marketing:
publications in Forbes, Entrepreneur, Cointelegraph;
Launch of Snowball podcast;
celebrity CMO with 5.6 m followers.
Q1-Q2 2020
Release:
Private VIP beta test of iOS dApp;
Product Features:
iOS app with decentralized architecture based on Ethereum blockchain:
non-custodial wallet,
integration with Compound protocol,
UniSwap dExchange.
Legal:
partnered with MSB licensed payments processors;
Marketing:
Global waitlist size reached 220k people;
Joined cohort 3 of the Blockchain at Berkley Accelerator.

5. Shooting for Success!

With over 220K users in the queue to access our platform, the Snowball Money Team will continue to invest in technology and portfolio management systems to maximize our exposure and clientele worldwide.


Future roadmap
Q3-Q4 2020
Release:
Official Global Launch of Snowball Money dApp on iOS and Android platforms;
Product Features:
Fiat on/off ramps for global users;
Portfolios: High Interest Account, Digital Gold, VC Portfolio, High-Yield Staking; Risk-Adjusted Portfolios;
Yield-management for the highest interest rate on USD-denominated assets;
Tech Development:
Integration of wallets for additional blockchains;
Integration with exchanges allowing to swap coins in the app;
Integration with staking and lending partners;
Snowball Yield-management smart contract development.
2021
Release:
Relaunch of the app with centralized backend architecture for the accredited investors;
Snowball API to provide access to Snowball portfolios and yield-management techniques for the institutions and partner applications;
Product Features:
Snowball debit cards for everyday payments;
Gamification;
Tech Development:
Enhancement of the app with centralized infrastructure;
Integration with additional decentralized protocols, liquidity pools and centralized lending and staking partners for efficient yield management.

Investors

Over $1.1M raised to date

We have raised over $1.1M from investors including:



Jennie Norberg
(Editor-at-Large -
GreyHouse
Creative Group)



Sam Zaid
(CEO of Getround)





John Dillon
(CEO @ Aerospike Former CEO
@ Salesforce.com)





Greg Kidd
(Founding Partner @
Hard Yaka Fund, Former
CCO @ Ripple)





Richard Blum
(Blum Capital)





Kevin Linn
(Co-Founder &
COO of Twitch)





Jeff McDonald
(NEM Blockchain Technology)





Ricardo J. Hernandez
(GP @ Sarikaten Capital)





Malcolm CasSelle
(President at WAX / Opskins.
SEED Investor in FB,
Coinbase, Zynga, Kraken)





Jason Humble
(Humble Capital)





Brian Kerr
(CEO @ Kava. Former
CEO @ Fnatic Gear)





Greg Osuri
(CEO @ Akash.Network.
Founder @ AngelHack)





Arch Hoffman
(SVP @ RBC Wealth)





AP Gujral
(SVP @ JP Morgan)





VJ Anma
(CEO @ Cone.io,
CEO @ CAAT sold to EY)





Mike Krilivsky
(CEO & Co-founder @
RageOn)





Jason Stone
(CEO @ Mill. Mentor,
CMO @ Snowball Money)





Michael Bucci
(Co-founder of
Snowball Money)





Parul Gujral
(CEO @ Snowball Money)



...And More!

Your browser does not support HTML5 video.

Founders

Democratizing information in the form of portfolios for the masses

Read about MY WHY here.



Team

	Parul Gujral	CEO	VP @ Engineer.ai, Advisor @ CryptoSavannah, Andra Capital, Wyzzdom.com, Butter App, Contributing writer @ Forbes
	Dan Flanagan	CTO	CEO & Co-Founder at Butter, CEO @ SoapBox Mobile (Exit)
	Jason Stone	CMO	Founder @ Millionaire_mentor (6m Instagram Followers), Multiple 7-figure web and marketing ventures, Growth hacker and viral marketing expert
	Anna Olifer	CFO	Senior Business Analyst @ Fractal Analytics, Business Analyst @ 4i, Inc, Auditor @ Deloitte

	Serhii Yukhymovych	Sr. Software Engineer	Front-end Mobile Developer @ Vivala Technologies; Front-end Web Developer @ Redwerk; Front-end Web/ Mobile Developer @ Syntech
	Hennadii Tarasenko	Tech Lead	Sr. Software Engineer @ Manufactura; Tech Lead @ Star; Software Engineer @ Luxoft
	Yehor Hudkov	QA Engineer	QA Assistant @ iStudiez Team; Customer Care Manager @ iStudiez Team; Customer Care Manager @ Anyplace Control Software
	Dominik Swierkot	Community Building & PR	30K + Followers Across Youtube, Twitter & Instagram in the Cryptocurrency Space, CMO @ Ferrum Network
	Julian Phillips	CIO	CIO @ QuantRisk Corp.; CEO @ National Biotechnology Consultants LLC; Commercial Real Estate developer, investor, consultant
	Ekram Ahmed	Branding & Positioning Advisor	Head of Public Relations @ Check Point Software Technologies; Founding Partner @ 3EKV; Clients: Facebook, Google Cloud, Philz Coffee, 23andMe
	Reese Jones	Advisor	Associate Founder at Singularity University, Advisor to Facebook.
	Phu Styles	Advisor	Founder @ Woman in Blockchain Foundation, Venture Partner @ Velorum Capital

Perks

$200	Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent)
$1,000	$10 in Ethereum (ETH) deposited back to your Snowball 'Interest' portfolio Shoutout on the @millionaire_mentor instagram story (optional)
$2,000	Snowball Mask $20 in Ethereum (ETH) deposited back to your Snowball 'Interest Savings' portfolio Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent) Shoutout on the @millionaire_mentor instagram story (optional)
$5,000	Snowball Mask $25 in Ethereum (ETH) deposited back to your Snowball 'Interest Savings' portfolio Exclusive access to Snowball VIP beta of the app Investor only exclusive online meeting where you'll get a shout-out as founding investor from 'Millionaire Mentor' to his 6m+ followers on Instagram Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent) Shoutout on the @millionaire_mentor instagram story (optional)
$10,000	Snowball Mask $50 in Ethereum (ETH) deposited back to your Snowball 'Interest' portfolio Exclusive access to new portfolios before the public Exclusive access to Snowball VIP beta of the app Investor only exclusive online meeting where you'll get a shout-out as founding investor from 'Millionaire Mentor' to his 6m+ followers on Instagram Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent)
$25,000	Snowball Shirt $100 in Ethereum (ETH) deposited back to your Snowball 'Interest' portfolio Exclusive access to new portfolios before the public Investor only exclusive online meeting where you'll get a shout-out as founding investor from 'Millionaire Mentor' to his 6m+ followers on Instagram Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent)
$50,000	Snowball Shirt $250 in Ethereum (ETH) deposited back to your Snowball 'Interest' portfolio Exclusive access to Snowball VIP beta of the app Dinner with high profile Snowball investors Investor only exclusive online meeting where you'll get a shout-out as founding investor from 'Millionaire Mentor' to his 6m+ followers on Instagram Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent)
$100,000	Snowball Shirt $500 in Ethereum (ETH) deposited back to your Snowball 'Interest' portfolio Exclusive access to Snowball VIP beta of the app In person meeting with founders to discuss vision & strategy Dinner with high profile Snowball investors Your name and photo on a dedicated "Snowball Investor" page on our website (with your consent)

FAQ

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SNOWBALL FINANCE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Snowball Finance, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at the Company's discretion, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other

liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities

under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information

necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $200,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SNOWBALL FINANCE, INC.

By:
Name: Parul Gujral
Title: Chief Executive Officer
Address: 2150 North 1st Street , Suite #407, San Jose, CA, 95131
Email: parul@snowball.money

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between Snowball Finance, Inc., a Delaware corporation (the "*Company*") and $investor_name$ ("*Stockholder"*). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                       LLC d/b/a Republic
Date   Date

EXHIBIT F

Video Transcript

This is big

Really Big

Introducing for the first time ever

Drumroll, please!

Crypto is volatile but your portfolio doesn't have to be.

One platform for all your digital investment needs.

No more wondering what tokens to buy and sell.

No more insomnia because the crypto market doesn't sleep.

Get ready.

Because Now You have the power

To earn interest*.

(Small writing on the bottom - *interest earned on your crypto holdings)

In Real-time!

Revolutionary portfolios based on your risk appetite

Let your money Snowball

Gain peace of mind

Let Snowball do the work

Once money goes digital

It will never go back

Join the movement

Secret.snowball.money

Purchasing cryptocurrencies comes with a number of risks, including market price swings or flash crashes, fraud, market manipulation, and cybersecurity risks. For more information visit: https://snowball.money/cryptocurrency-risk-disclosure